

Mail Stop 4631

July 30, 2009

Via U.S. Mail and Facsimile

David R. Walton
Chief Operating Officer, General Counsel and Secretary
c/o Aircastle Advisor LLC
300 First Stamford Place, 5th Floor
Stamford, Connecticut 06902

> **Re: Aircastle Limited**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed July 22, 2009**
> **File No. 333-160122**

Dear Mr. Walton:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 2 in our letter dated July 16, 2009. Assuming that Oppenheimer is not an affiliate, your public float is approximately 46,898,443 (based on 79,234,863 total shares outstanding and 32,336,420 shares held by your officers and directors). Therefore, affiliates of Fortress Investment

Group LLC are registering approximately 65% of your public float. Please expand your analysis for determining that the transaction is eligible under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The date on which and the manner in which the selling shareholders received the shares;
- The relationship of the selling shareholders with the company, including an analysis of whether the selling shareholders are affiliates of the company;
- Whether or not any of the selling shareholders is in the business of buying and selling securities.

Cover Page of Registration Statement

2.   Please revise the registration statement fee table to reflect that you are no longer registering the debt guarantees.

Exhibit 5.1 – Opinion of Conyers Dill & Pearman

3.   We note your response to comment 11 in our letter dated July 16, 2009. Please clarify in assumption (p) on page 3 that the "due execution and delivery" of documents does not apply to the company with respect to the Issued Shares. Please also revise assumption (q) on page 3 to reflect that it does not apply to the company with respect to the Issued Shares.

4.   We note your response to comment 13 in our letter dated July 16, 2009; however, an unqualified opinion regarding the legality of the Issued Shares is required. Basing this opinion solely on a review of the register is too broad and assumes material facts underlying the opinion and facts that are readily ascertainable. We would not object if counsel stated in the second paragraph on page 1 that it examined the register. Please revise.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       If you have any questions, please call Chambre Malone, Staff Attorney at (202) 551-3262 or Brigitte Lippmann, Senior Staff Attorney at (202) 551-3713, or in their absence, myself at (202) 551-3760.

                                            Sincerely,

                                            Pamela Long
                                            Assistant Director

cc: Joseph A. Coco, Esq. (*via facsimile at* (917) 777-2306 and (917) 777-3050)
         Skadden, Arps, Slate, Meagher & Flom LLP
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         New York, NY 10036